UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            VIROPHARMA INCORPORATED
                            -----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.002 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   928241108
                                   ---------
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                                     PSV, LP
                    2099 Pennsylvania Avenue, N.W., Suite 900
                           Washington, D.C. 20006-1813
                                 (202) 452-0101
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 2 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PSV, LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,068,146 /1/
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,068,146 /1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  PN

----------------------------
/1/  Includes  Warrants  to purchase an  aggregate  of 595,000  Shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 3 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PSV GP, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,068,146 /1/
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,068,146 /1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  OO



------------------------------------
/1/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 4 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PSV PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   595,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            595,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            595,000 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            2.24%

14       Type of Reporting Person (See Instructions)

                  OO



--------------------------------
/1/ Represents Warrants to purchase an aggregate of 595,000 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 5 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM PARTICIPATION, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  473,146
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   595,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   473,146
    With
                           10       Shared Dispositive Power
                                            595,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /2/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  PN

-------------------------------
/1/ Represents Warrants to purchase an aggregate of 595,000 shares of Common Stock.

/2/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 6 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM AH LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  473,146
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   595,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   473,146
    With
                           10       Shared Dispositive Power
                                            595,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /2/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  OO

-------------------------------
/1/ Represents Warrants to purchase an aggregate of 595,000 shares of Common Stock.

/2/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 7 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  RAPPAHANNOCK INVESTMENT COMPANY

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  451,646
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   724,397 /1/
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   451,646
   With
                           10       Shared Dispositive Power
                                            724,397 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,176,043 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.44%

14       Type of Reporting Person (See Instructions)

                  CO

-------------------------------
/1/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 8 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  FRANK H. PEARL (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  451,646
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  724,397 /1/
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    451,646
   With
                           10       Shared Dispositive Power
                                            724,397 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,176,043 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.44%

14       Type of Reporting Person (See Instructions)

                  IA

-------------------------------
/1/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 9 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  473,146
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   595,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   473,146
    With
                           10       Shared Dispositive Power
                                            595,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /2/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  IA

-------------------------------
/1/ Represents Warrants to purchase an aggregate of 595,000 shares of Common Stock.

/2/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 10 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  473,146
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   595,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   473,146
    With
                           10       Shared Dispositive Power
                                            595,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,068,146 /2/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            4.03%

14       Type of Reporting Person (See Instructions)

                  OO; IA

-------------------------------
/1/ Represents Warrants to purchase an aggregate of 595,000 shares of Common Stock.

/2/  Includes  Warrants  to purchase an  aggregate  of 595,000  shares of Common
Stock.

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 11 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS CAPITAL, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  451,646
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   451,646
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            451,646

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.74%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 12 of 23 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS MANAGEMENT, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  451,646
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    451,646
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            451,646

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.74%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 928241108                                          Page 13 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.[_]
                                                     b.[X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  451,646
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   129,397
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   451,646
    With
                           10       Shared Dispositive Power
                                            129,397

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            581,043

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.74%

14       Type of Reporting Person (See Instructions)

                  OO

                                                             Page 14 of 23 Pages


                  This Amendment No. 7 to Schedule 13D relates to shares of the Common Stock, Par Value $0.002 Per Share (the "Shares"), of Viropharma Incorporated, a Delaware corporation (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated May 17, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      PSV, LP (f/k/a Perseus-Soros  BioPharmaceutical Fund,
LP), a Delaware limited partnership (the "Purchaser");

                  (ii) PSV GP, LLC (f/k/a Perseus-Soros Partners, LLC), a Delaware limited liability company ("PSP GP");

                  (iii)    PSV  Partners,   LLC  (f/k/a  Perseus   BioTech  Fund
Partners, LLC), a Delaware limited liability company ("PSV Partners");

                  (iv)     SFM   Participation,   L.P.,   a   Delaware   limited
partnership ("SFM Participation");

                  (v) SFM AH LLC, a Delaware limited liability company ("SFM AH LLC");

                  (vi)     Rappahannock    Investment    Company,   a   Delaware
corporation ("Rappahannock");

                  (vii)    Mr. Frank H. Pearl ("Mr. Pearl");

                  (viii)   Mr. George Soros ("Mr. Soros");

                  (ix)     Soros  Fund  Management   LLC,  a  Delaware   limited
liability company ("SFM LLC");

                  (x) Perseus Capital, LLC, a Delaware limited liability company ("Perseus Capital");

                  (xi) Perseus Management, LLC, a Delaware limited liability company ("Perseus Management")

                  (xii) Perseus, LLC, a Delaware limited liability company ("Perseus")

                  This Statement relates to the Shares held for the accounts of the Purchaser, Perseus Capital and New York Life Bioventure Partners LLC, a Delaware limited liability company ("New York Life").

                  Effective December 31, 2002, SFM AH Inc. was converted into SFM AH LLC. On such date, Mr. Soros, the sole owner of SFM AH LLC, contributed his interest in SFM AH LLC to Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"), wholly-owned by Mr. Soros. SPFM is the sole managing member of SFM AH LLC. Neither SPFM nor SFM AH LLC have executive officers or directors. As a result, Annex C of the Initial Statement is hereby deleted.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

                                                             Page 15 of 23 Pages


Item 5.  Interest in Securities of the Issuer

         (a) (i) Each of the Purchaser, PSV GP, SFM Participation, SFM AH LLC, Mr. Soros and SFM LLC may be deemed the beneficial owner of 1,068,146 Shares (approximately 4.03% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of the Purchaser). This number consists of A) 473,146 Shares held for the account of the Purchaser, and B) 595,000 Shares issuable upon the exercise of warrants held for the account of the Purchaser.

                    (ii) Each of Rappahanock and Mr. Pearl may be deemed the beneficial owner of 1,176,043 Shares (approximately 4.44% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of the Purchaser, Perseus Capital and New York Life). This number consists of A) 451,646 Shares held for the account of Perseus Capital, B) 595,000 Shares issuable upon the exercise of warrants held for the account of the Purchaser, and C) 129,397 Shares held for the account of New York Life pursuant to the Management Agreement. See Item 5 of Amendment No. 6 to Schedule 13D.

                    (iii) Perseus may be deemed the beneficial owner of 981,043 Shares (approximately 2.24% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of the Perseus Capital and New York Life). This number consists of A) 451,646 Shares held for the account of Perseus Capital, and B) 129,397 Shares held for the account of New York Life pursuant to the Management Agreement. See Item 5 of Amendment No. 6 to Schedule 13D.

                  (iv) PSV Partners may be deemed the beneficial owner of 595,000 Shares (approximately 2.24% of the total number of Shares outstanding assuming the exercise of the warrants held for the account of the Purchaser). This number consists of 595,000 Shares issuable upon the exercise of warrants held for the account of the Purchaser.

                  (v) Each of Perseus Capital and Perseus Management may be deemed the beneficial owner of 451,646 Shares held for the account of Perseus Capital (approximately 1.74% of the total number of Shares outstanding).

         (b) (i) Each of the Purchaser and PSP GP may be deemed to have the sole power to direct the voting and disposition of the 1,068,146 Shares which may be deemed to be beneficially owned by the Purchaser. With respect to the 473,146 Shares beneficially owned by the Purchaser, each of SFM Participation, SFM AH LLC, Mr. Soros and SFM LLC may be deemed to have the sole power to direct the voting and disposition of such Shares. With respect to the 451,646 Shares beneficially owned by Perseus Capital, each of Perseus Management, Perseus, Rappahannock and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of such Shares.

                  (ii) Each of PSV Partners, SFM Participation, SFM AH LLC, Rappahannock, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to have shared power to direct the voting and disposition of the 595,000 Shares issuable upon exercise of the warrants beneficially owned by the Purchaser.

                  (iii) Perseus, Rappahannock, and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 129,397 Shares owned by New York Life pursuant to the Management Agreement. See Item 5 of Amendment No. 6 to Schedule 13D. Each of the Reporting Persons, other than Perseus, Rappahannock, and Mr. Pearl, disclaim beneficial ownership of the 129,397 Shares owned by New York Life.

                                                             Page 16 of 23 Pages


         (c) There have been no transactions effected with respect to the Shares since November 9, 2002 (sixty days prior to the date hereof) by any of the Reporting Persons.

         (d) Other than with respect to certain pledged Shares, the partners of the Purchaser and the members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Securities held for the accounts of each of the Purchaser and Perseus Capital in accordance with their ownership interests in each of the Purchaser and Perseus Capital. In accordance with the Stock Purchase Agreement, JPMS has the right to receive dividends with respect to the pledged Shares. See Item 4 of Amendment No. 6 to
Schedule 13D.

          (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 17 of 23 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: January 8, 2003                     PSV, LP

                                          By:   PSV GP, LLC,
                                                Its General Partner

                                          By:   SFM Participation, L.P.,
                                                Its Managing Member

                                          By:   SFM AH LLC,
                                                Its General Partner

                                          By:   SPFM LLC,
                                                Its Managing Member

                                          By:   /s/  Richard D. Holahan, Jr.
                                                -----------------------------
                                                Name:  Richard D. Holahan, Jr.
                                                Title: Attorney-in-Fact

                                          PSV GP, LLC

                                          By:  SFM Participation, L.P.,
                                               Its Managing Member

                                          By:  SFM AH LLC,
                                               Its General Partner

                                          By:  SPFM LLC,
                                               Its Managing Member

                                          By:  /s/  Richard D. Holahan, Jr.
                                               ------------------------------
                                               Name:  Richard D. Holahan, Jr.
                                               Title: Attorney-in-Fact

                                          PSV PARTNERS, LLC

                                          By:  Rappahannock Investment Company,
                                               Managing Member

                                          By:  /s/  Frank H. Pearl
                                               -------------------------------
                                               Name:  Frank H. Pearl
                                               Title: Sole Shareholder

                                          RAPPAHANNOCK INVESTMENT COMPANY

                                          By:  /s/  Frank H. Pearl
                                              -------------------------------
                                              Name:  Frank H. Pearl
                                              Title: Sole Shareholder

                                          FRANK H. PEARL

                                          By:  /s/  Frank H. Pearl
                                               ---------------------------
                                               Name: Frank H. Pearl

                                                             Page 18 of 23 Pages

                                          SFM PARTICIPATION, L.P.

                                          By:  SFM AH LLC,
                                               Its General Partner

                                          By:  SPFM LLC,
                                               Its Managing Member

                                          By:  /s/  Richard D. Holahan, Jr.
                                               ----------------------------
                                               Name:  Richard D. Holahan, Jr.
                                               Title: Attorney-in-Fact

                                          SFM AH LLC

                                          By:  SPFM LLC,
                                               Its Managing Member

                                          By:  /s/  Richard D. Holahan, Jr.
                                               ----------------------------
                                               Name:  Richard D. Holahan, Jr.
                                               Title: Attorney-in-Fact

                                          GEORGE SOROS

                                          By:  /s/  Richard D. Holahan, Jr.
                                               ----------------------------
                                               Name:  Richard D. Holahan, Jr.
                                               Title: Attorney-in-Fact

                                          SOROS FUND MANAGEMENT LLC

                                          By:  /s/  Richard D. Holahan, Jr.
                                               ----------------------------
                                               Name:  Richard D. Holahan, Jr.
                                               Title: Assistant General Counsel

                                          PERSEUS CAPITAL, LLC

                                          By:  /s/  Kenneth M. Socha
                                               ----------------------
                                               Name:  Kenneth M. Socha
                                               Title: Executive Vice President

                                          PERSEUS MANAGEMENT, LLC

                                          By:  /s/  Kenneth M. Socha
                                               ----------------------
                                               Name:  Kenneth M. Socha
                                               Title: Executive Vice President

                                          PERSEUS, LLC

                                          By:  /s/  Kenneth M. Socha
                                               ----------------------
                                               Name:  Kenneth M. Socha
                                               Title: Executive Vice President

                                                             Page 19 of 23 Pages

                                  EXHIBIT INDEX


1.     Power of Attorney, dated as of October 30, 2002, granted by
       Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye
       Anzalotta, Mr. John F. Brown, Ms. Maryann Canfield, Mr. Richard
       D. Holahan, Jr. and Mr. Robert Soros........................           20

2.     Limited Power of Attorney, dated as of August 21, 2002, granted by Soros Private Funds Management LLC in favor of Ms. Jodye
       Anzalotta, Mr. Armando Belly, Ms. Maryann Canfield,
       Mr. Richard D. Holahan, Jr., Ms. Eve Mongiardo, Mr. Neal
       Moszkowski, Mr. Michael Prozan, Mr. Frank V. Sica and
       Mr. Robert Soros...............................................        21